(SONOSITE, INC. LETTERHEAD)

November 5, 2008

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission, Mail Stop 6010
100 F Street, N.E.
Washington D.C. 20549

RE:     SonoSite, Inc.
        File No. 000-23791

Dear Mr. Vaughn:

We received your letter dated October 22, 2008, regarding your review and comments of our filing referenced above. In order to thoughtfully respond to your comments, we respectfully inform you that our response will be submitted by November 14, 2008.

Sincerely,

/s/ Michael J. Schuh

Michael J. Schuh
Senior Vice President, Chief Financial Officer and Treasurer